UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2021

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NOVA SOUTH, 160 VICTORIA STREET
VICTORIA 3000 AUSTRALIA	LONDON, SW1E 5LB
(Address of principal executive offices)	UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 November 2021

Retirement of Susan Kilsby as independent Non-executive Director

Susan Kilsby retired as an independent Non-executive Director of BHP Group Limited and BHP Group Plc on 11 November 2021.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Susan Kilsby

Date of last notice	24 February 2020

Date that director ceased to be director	11 November 2021

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	6,900 ordinary shares in BHP Group Plc

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Nil

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary

Contact details	Stefanie Wilkinson Tel: +61 3 9609 2153

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SUSAN KILSBY: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Susan Kilsby retired as an independent Non-executive Director of the Company on 11 November 2021. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2022 will include the remuneration earned by Ms Kilsby during her appointment as an independent Non-executive Director of BHP for the financial year ending 30 June 2022. The reported remuneration will include BHP’s normal fees for an independent Non-executive Director, and fees for membership of the Remuneration Committee payable for the period from 1 July 2021 to 11 November 2021. Ms Kilsby has not received, and will not receive, any other remuneration or payments upon ceasing to be an independent Non-executive Director of BHP.

11 November 2021

Retirement of Anita Frew as independent Non-executive Director

Anita Frew retired as an independent Non-executive Director of BHP Group Limited and BHP Group Plc on 11 November 2021.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Anita Frew

Date of last notice	8 September 2016

Date that director ceased to be director	11 November 2021

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Nil

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Rock (Nominees) Limited Indirect interest	Anita Frew has an indirect interest in:

• 13,000 ordinary shares in BHP Group Plc held by Rock (Nominees) Limited, in which Anita Frew has a beneficial interest.

• 2,000 ordinary shares in BHP Group Plc held by Rock (Nominees) Limited on behalf of Anita Frew as beneficial owner.

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary

Contact details	Stefanie Wilkinson Tel: +61 3 9609 2153

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

ANITA FREW: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Anita Frew retired as an independent Non-executive Director of the Company on 11 November 2021. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2022 will include the remuneration earned by Ms Frew during her appointment as an independent Non-executive Director of BHP for the financial year ending 30 June 2022. The reported remuneration will include BHP’s normal fees for an independent Non-executive Director, and fees for membership of the Remuneration Committee and the Risk and Audit Committee payable for the period from 1 July 2021 to 11 November 2021. Ms Frew has not received, and will not receive, any other remuneration or payments upon ceasing to be an independent Non-executive Director of BHP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 11, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary